SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                (Amendment No. )

                            Indus International Inc.

                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    45578L100
                                 (CUSIP NUMBER)

                                November 20, 2006
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /   Rule 13d-1(b)
                  /X/   Rule 13d-1(c)
                  / /   Rule 13d-1(d)

--------------------------------------------------------------------------------
  NAME OF REPORTING PERSONS: Paul J. Glazer
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                            (a)  0
                                            (b) |X|
--------------------------------------------------------------------------------
  SEC USE ONLY

--------------------------------------------------------------------------------
  CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

--------------------------------------------------------------------------------
    NUMBER OF          SOLE VOTING POWER                                 401,022
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
   PERSON WITH
--------------------------------------------------------------------------------
                       SHARED VOTING POWER                             3,568,956

--------------------------------------------------------------------------------
                       SOLE DISPOSITIVE POWER                            401,022

--------------------------------------------------------------------------------
                       SHARED DISPOSITIVE POWER                        3,568,956

--------------------------------------------------------------------------------
   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        3,969,978


--------------------------------------------------------------------------------
   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*
--------------------------------------------------------------------------------
   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                        6.7%

--------------------------------------------------------------------------------
   TYPE OF REPORTING PERSON*                                                  IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
  NAME OF REPORTING PERSONS: Glazer Capital, LLC
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 13-4032491
--------------------------------------------------------------------------------
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                            (a)  0
                                            (b) |X|
--------------------------------------------------------------------------------
  SEC USE ONLY

--------------------------------------------------------------------------------
  CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

--------------------------------------------------------------------------------
    NUMBER OF          SOLE VOTING POWER                                       0
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
   PERSON WITH
--------------------------------------------------------------------------------
                       SHARED VOTING POWER                             3,969,978

--------------------------------------------------------------------------------
                       SOLE DISPOSITIVE POWER                                  0

--------------------------------------------------------------------------------
                       SHARED DISPOSITIVE POWER                        3,969,978

--------------------------------------------------------------------------------
   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        3,969,978


--------------------------------------------------------------------------------
   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*
--------------------------------------------------------------------------------
   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                        6.7%

--------------------------------------------------------------------------------
   TYPE OF REPORTING PERSON*                                                  OO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                           Indus International Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           3301 Windy Ride Parkway
                           Atlanta, StateGA  30339

Item 2(a).        Name of Persons Filing:

                          This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Mr. Glazer and Glazer Capital, LLC ("GCL" and together with Mr. Glazer, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           The principal business address of the Reporting
Persons is:

                           237 Park Avenue
                           Suite 900
                           New York, New York 10017

Item 2(c).        Citizenship:

                           Mr. Glazer is a citizen of the
                           United States of America. GCL is a
                           Delaware limited liability company.

Item 2(d).        Title of Class of Securities:

                           Common Stock, par value $0.001

Item 2(e).        CUSIP Number:

                           45578L100

Item 3.           If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the
                  person filing is a:                Not Applicable

                      (a)       [ ] Broker or dealer registered under
                                    Section 15 of the Exchange Act;

                      (b)       [ ] Bank as defined in Section 3(a)(6) of
                                    the Exchange Act;

                      (c)       [ ] Insurance Company as defined in Section
                                    3(a)(19) of the Exchange Act;

                      (d)       [ ] Investment Company registered under
                                    Section 8 of the Investment Company Exchange
                                    Act;

                      (e)       [ ] Investment Adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);

                      (f)       [ ] Employee Benefit Plan or Endowment Fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g)       [ ] Parent Holding Company or Control Person
                                    in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h)       [ ] Saving Association as defined in Section
                                    3(b) of The Federal Deposit Insurance Act;

                      (i)       [ ] Church Plan that is excluded from the
                                    definition of an Investment Company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                      (j)       [ ] Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

                      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box [ x ].

Item 4.           Ownership.

                  (a) Amount beneficially owned:
                                                                                Paul Glazer:     401,022
                                                                                GCL:             3,568,956
                  (b) Percent of Class:
                                                                                Paul Glazer:     0.7%
                                                                                GCL:             6.0%

                  (c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:
                                                                                Paul Glazer:     401,022
                                                                                GCL:             0



(ii) Shared power to vote or to direct the vote:
                                                                                Paul Glazer:     3,568,956
                                                                                GCL:             3,568,956

(iii) Sole power to dispose or direct the disposition of:
                                                                                Paul Glazer:     401,022
                                                                                GCL:             0

(iv) Shared power to dispose or to direct the disposition of:
                                                                                Paul Glazer:     3,568,956
                                                                                GCL:
3,568,956

As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Paul J. Glazer beneficially owns 3,969,978 shares of the Issuer's Common Stock, par value $0.001 ("Common Stock"), representing 6.7% of the Common Stock. Mr. Glazer does not directly own any shares of Common Stock, but he does indirectly own 3,969,978 shares of Common Stock in his capacity as
(i) the managing member of Paul J. Glazer, LLC, a Delaware limited liability company, which in turn serves as the general partner of Glazer Capital
Management, L.P., a Delaware limited partnership ("GCM") and (ii) the managing member of Glazer Capital, LLC ("GCL") which in turn serves as the investment manager of Glazer Offshore Fund, Ltd., a Cayman Islands corporation ("GOF"). In addition, GCL manages on a discretionary basis separate accounts for three unrelated entities that own shares of Common Stock (collectively, the "Separate
Accounts"). Although GCL does not directly own any shares of Common Stock,GCL is deemed to beneficially own the 3,568,956 shares of Common Stock held by GOF and the Separate Accounts.

Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

                           Each of GCM, GOF and the Separate Accounts has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by such person.



Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
                  on by the Parent Holding Company.

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                           See Exhibit B hereof.

Item 9.           Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 30, 2006

                                               PAUL J. GLAZER

                                               By:      ____________________
                                               Name:    Paul J. Glazer


                                               GLAZER CAPITAL, LLC

                                               By:      __________________
                                               Name:    Paul J. Glazer
                                               Title:   Managing Member



PAGE>


                                    Exhibit A

                             Joint Filing Agreement


         The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the addressStreetCommon Stock of Indus International Inc. shall be filed on behalf of the undersigned.



                                                     PAUL J. GLAZER

                                                     _____________
                                                     Name:    Paul J. Glazer


                                                     GLAZER CAPITAL, LLC

                                                     By:      ____________
                                                     Name:    Paul J. Glazer
                                                     Title:   Managing Member

                                    Exhibit B


         Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a "group" with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.